SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 31 May 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 20 May 2024
99.2	Transaction in Own Shares dated 21 May 2024
99.3	Transaction in Own Shares dated 22 May 2024
99.4	Transaction in Own Shares dated 23 May 2024
99.5	Transaction in Own Shares dated 24 May 2024
99.6	Transaction in Own Shares dated 28 May 2024
99.7	Transaction in Own Shares dated 29 May 2024
99.8	Transaction in Own Shares dated 30 May 2024
99.9	Transaction in Own Shares dated 31 May 2024

Exhibit No: 99.1

20 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	17 May 2024

Aggregate number of ordinary shares purchased:	59,849

Lowest price paid per share:	£ 77.9200

Highest price paid per share:	£ 78.2800

Average price paid per share:	£ 78.0589

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,459,870 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9931O_1-2024-5-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 59,849 (ISIN: GB00BHJYC057)

Date of purchases: 17 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	59,849
Highest price paid (per ordinary share)	£ 78.2800
Lowest price paid (per ordinary share)	£ 77.9200
Volume weighted average price paid(per ordinary share)	£ 78.0589

Exhibit No: 99.2

21 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	20 May 2024

Aggregate number of ordinary shares purchased:	54,409

Lowest price paid per share:	£ 78.3000

Highest price paid per share:	£ 79.5200

Average price paid per share:	£ 78.9501

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,405,461 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1818P_1-2024-5-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	54,409
Highest price paid (per ordinary share)	£ 79.5200
Lowest price paid (per ordinary share)	£ 78.3000
Volume weighted average price paid(per ordinary share)	£ 78.9501

Exhibit No: 99.3

22 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	21 May 2024

Aggregate number of ordinary shares purchased:	39,198

Lowest price paid per share:	£ 77.6400

Highest price paid per share:	£ 78.9800

Average price paid per share:	£ 78.2161

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,366,263 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3669P_1-2024-5-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)
Schedule of Purchases

Shares purchased: 39,198 (ISIN: GB00BHJYC057)

Date of purchases: 21 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,198
Highest price paid (per ordinary share)	£ 78.9800
Lowest price paid (per ordinary share)	£ 77.6400
Volume weighted average price paid(per ordinary share)	£ 78.2161

Exhibit No: 99.4

23 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	22 May 2024

Aggregate number of ordinary shares purchased:	60,000

Lowest price paid per share:	£ 77.6000

Highest price paid per share:	£ 78.5600

Average price paid per share:	£ 78.0811

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,306,263 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5508P_1-2024-5-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

 Schedule of Purchases

Shares purchased: 60,000 (ISIN: GB00BHJYC057)

Date of purchases: 22 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	60,000
Highest price paid (per ordinary share)	£ 78.5600
Lowest price paid (per ordinary share)	£ 77.6000
Volume weighted average price paid(per ordinary share)	£ 78.0811

Exhibit No: 99.5

24 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 May 2024

Aggregate number of ordinary shares purchased:	36,078

Lowest price paid per share:	£ 78.7000

Highest price paid per share:	£ 79.5000

Average price paid per share:	£ 79.0590

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,270,185 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7474P_1-2024-5-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 36,078 (ISIN: GB00BHJYC057)

Date of purchases: 23 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	36,078
Highest price paid (per ordinary share)	£ 79.5000
Lowest price paid (per ordinary share)	£ 78.7000
Volume weighted average price paid(per ordinary share)	£ 79.0590

Exhibit No: 99.6

28 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	24 May 2024

Aggregate number of ordinary shares purchased:	39,856

Lowest price paid per share:	£ 78.1200

Highest price paid per share:	£ 79.4200

Average price paid per share:	£ 78.7939

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,230,329 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9670P_1-2024-5-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,856 (ISIN: GB00BHJYC057)

Date of purchases: 24 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,856
Highest price paid (per ordinary share)	£ 79.4200
Lowest price paid (per ordinary share)	£ 78.1200
Volume weighted average price paid(per ordinary share)	£ 78.7939

Exhibit No: 99.7

29 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	28 May 2024

Aggregate number of ordinary shares purchased:	37,503

Lowest price paid per share:	£ 78.1200

Highest price paid per share:	£ 78.8800

Average price paid per share:	£ 78.4434

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,192,826 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1688Q_1-2024-5-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 37,503 (ISIN: GB00BHJYC057)

Date of purchases: 28 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	37,503
Highest price paid (per ordinary share)	£ 78.8800
Lowest price paid (per ordinary share)	£ 78.1200
Volume weighted average price paid(per ordinary share)	£ 78.4434

Exhibit No: 99.8

30 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	29 May 2024

Aggregate number of ordinary shares purchased:	39,315

Lowest price paid per share:	£ 76.8000

Highest price paid per share:	£ 78.2400

Average price paid per share:	£ 77.2658

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,153,511 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3553Q_1-2024-5-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,315 (ISIN: GB00BHJYC057)

Date of purchases: 29 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,315
Highest price paid (per ordinary share)	£ 78.2400
Lowest price paid (per ordinary share)	£ 76.8000
Volume weighted average price paid(per ordinary share)	£ 77.2658

Exhibit No: 99.9

31 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	30 May 2024

Aggregate number of ordinary shares purchased:	39,703

Lowest price paid per share:	£ 76.7800

Highest price paid per share:	£ 78.1200

Average price paid per share:	£ 77.6031

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,113,808 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5489Q_1-2024-5-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,703 (ISIN: GB00BHJYC057)

Date of purchases: 30 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,703
Highest price paid (per ordinary share)	£ 78.1200
Lowest price paid (per ordinary share)	£ 76.7800
Volume weighted average price paid(per ordinary share)	£ 77.6031

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	31 May 2024